SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 563rd MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 22, 2009

On September 22, 2009, at 10:00 a.m., at the Company’s offices located at Avenida das Nações Unidas, 8.501, 24º andar, in the City of São Paulo, State of São Paulo, CEP 05.425 -070, the five hundred and sixty-third (563rd) Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Board Member José de Freitas Mascarenhas justified his absence, and was replaced by his alternate, André Amaro da Silveira. The Company’s Chief Executive Officer, Bernardo Gradin, Officers Mauricio Ferro, Manoel Carnaúba, Roberto Ramos and Luiz de Mendonça, Messrs. Marco Antonio Villas Boas and Mrs. Marcella Menezes Fagundes were also present at the Meeting. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for Deliberation: After due analysis of the Proposals for Deliberation (“PD”), copies of which and related documentation were previously forwarded to the Board Members for cognizance, as set forth in the Internal Regulations, and will remain duly filed at the Company’s headquarters, the following deliberations were unanimously taken: 1) PD.CA/BAK-15/2009 – Debt Renewal – approved, pursuant to the terms and conditions described in the respective PD; 2) PD.CA/BAK-16/2009 – Ethane Purchase - approved, pursuant to the characteristics described in Exhibit 1 to such PD and in accordance with the limits and conditions set out in Exhibit 2 to such PD; and 3) PD.CA/BAK-17/2009 – Butadiene Supply Contract – approved, pursuant to the terms and conditions described in the respective PD. II) Subjects for Acknowledgment: The responsible parties expounded on the subjects contained in this item of the agenda, namely: a) Strategic Development of the Poles; b) Braskem Results: August, 2009; c) Global Competitors’ Report: June, 2009; d) Update on the contracts related to the UTEC Fiber; e) Report from the Communication and Strategy Committee’s Coordinator; f) Report from the Finance and Investment Committee’s Coordinator; and g) Report from the People and Organization Committee’s Coordinator. III) Subjects of Interest of the Company: Nothing to register. IV) Adjournment- As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo/SP, September 22, 2009. [Signatures: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Djalma Rodrigues de Souza – Vice Chairman; Álvaro Fernandes da Cunha Filho; Alfredo Lisboa Ribeiro Tellechea; Antonio Britto Filho; Andre Amaro da Silveira; Edmundo José Correia Aires; Francisco Pais; José Mauro Mettrau Carneiro da Cunha; Newton Sergio de Souza and Paulo Henyan Yue Cesena].

The above matches the original recorded in the proper book.

Marcela Menezes Fagundes

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.